UNIFIED SERIES TRUST

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

February 26, 2018

EDGAR CORRESPONDENCE

Securities & Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Attention: Ms. Samantha Brutlag

Re:	Unified Series Trust (“Registrant”) (SEC File No. 333-222714)

Dear Ms. Brutlag:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby requests the acceleration of the effective date of the registration statement on Form N-14A, filed February 26, 2018, in respect of its series, Silk Invest New Horizons Frontier Fund, to February 26, 2018, or as soon thereafter as practicable.

Sincerely,

UNIFIED SERIES TRUST

/s/ Elisabeth A. Dahl

Elisabeth A. Dahl

Secretary